EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

	Place of Incorporation	Names under which doing business
1. Cellular Express, Inc.	Massachusetts	Boston Communications Group

2. BCG Securities Corp.	Massachusetts	Boston Communications Group

3. Wireless Funding Solutions, Inc.	Delaware	Boston Communications Group

4. BCGI Billing Services, Inc.	Delaware	Boston Communications Group

5. BCGI Wireless Private Limited	India	BCGI Wireless Private Limited